Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2008

Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey

> **Re:** **The Chubb Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-08661**

Dear Mr. O'Reilly

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capital Resources and Liquidity, page 56

Ratings, page 57

1. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Notes to Consolidated Financial Statements

(10) Federal and Foreign Income Tax, page F-19

2.   Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

(18) Fair Value of Financial Instruments, page F-29

3.   You disclose that fair values of certain of your investments are obtained from independent pricing services. It appears that the pricing service determines fair value for these investments rather than management:

- If this is not the case, please revise your disclosure to clarify.
- In either case, please describe the techniques and disclose the assumptions used to determine fair value for these investments and validation procedures you use to ensure the accuracy of the models used.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose their name. If you include the name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

*   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant